

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

David Segelov
Principal Executive Officer
Star Gold Corp.
1875 N. Lakeview Drive, Suite 303
Coeur d'Alene, Idaho 83814

  Re: Star Gold Corp.
   Form 10-K for the Fiscal Year ended April 30, 2023
   Filed September 14, 2023
   File No. 000-52711

Dear David Segelov:

  We issued comments to you on the above captioned filing on January 22, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 15, 2024.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation